March 29, 2019

David Woodhouse
Chief Executive Officer
NGM Biopharmaceuticals, Inc.
333 Oyster Point Boulevard
South San Francisco, CA 94080

       Re: NGM Biopharmaceuticals, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 25, 2019
           File No. 333-227608

Dear Dr. Woodhouse:

        We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1

Business
NGM313 Phase 1b Early Proof-of-Concept Clinical Trial, page 124

1. Your revised disclosures in this section refer to preliminary results for this early proof-of-
       concept trial, and also state that the study indicated that NGM313 is "safe." As previously stated in comment 14 of our prior comment letter dated September 7, 2018, safety determinations are solely within the authority of the FDA and comparable regulatory authorities. Accordingly, please revise your prospectus disclosure to remove the statement that your product candidate is safe.
 David Woodhouse
NGM Biopharmaceuticals, Inc.
March 29, 2019
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters.
Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Woodhouse
                                                         Division of
Corporation Finance
Comapany NameNGM Biopharmaceuticals, Inc.
                                                         Office of Healthcare &
Insurance
March 29, 2019 Page 2
cc:       J. Carlton Fleming
FirstName LastName